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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 31)*

THE MARCUS CORPORATION
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
566330 10 6
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 10 Pages

CUSIP No. 566330 10 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Diane M. Gershowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 203,015
BENEFICIALLY OWNED	6	SHARED VOTING POWER 3,856,194(1)
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 203,015
PERSON WITH:	8	SHARED DISPOSITIVE POWER 3,856,194(1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,059,209(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)	Includes 2,832,498 shares beneficially owned by DG-LDJ Holdings, L.L.C. The undersigned and a trust that she established holds 100% of the membership units of DG-LDJ Holdings, L.L.C.

Page 2 of 10 Pages

CUSIP No. 566330 10 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DG-LDJ Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER 2,832,498
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,832,498
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,498
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 10 Pages

CUSIP No. 566330 10 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DG 2008 Trust u/a dated August 14, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED	6	SHARED VOTING POWER 2,832,498
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 2,832,498

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,498
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 4 of 10 Pages

CUSIP No. 566330 10 6

Item 1(a).	Name of Issuer:

The Marcus Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 East Wisconsin Avenue, Suite 1900 Milwaukee, WI 53202

Item 2(a).	Name of Person Filing:

The filers of this Schedule 13G Amendment are: (i) Diane Marcus Gershowitz (“Ms. Gershowitz”); (ii) DG-LDJ Holdings, L.L.C (“DG-LDJ”) and (iii) DG 2008 Trust u/a dated August 14, 2008 (the “Trust”). Ms. Gershowitz holds 99% of the membership units and 0.5% of the manager units of DG-LDJ. The Trust holds 0.5% of the manager units of DG-LDJ. Ms. Gershowitz and the Trust are controlling persons of DG-LDJ and as such may be deemed to beneficially own the shares of Common Stock of The Marcus Corporation beneficially owned by DG-LDJ. Attached as Exhibit 1 hereto is a joint filing agreement among Ms. Gershowitz, DG-LDJ and the Trust authorizing the joint filing of this Schedule 13G Amendment on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(for each of Ms. Gershowitz, DG-LDJ and the Trust) c/o The Marcus Corporation 100 East Wisconsin Avenue, Suite 1900 Milwaukee, WI 53202

Item 2(c).	Citizenship:

Ms. Gershowitz is a Unites States citizen. DG-LDJ is a Delaware limited liability company. The Trust is formed under the laws of Illinois.

Item 2(d).	Title of Class of Securities:

Common Stock, $1.00 par value

Item 2(e).	CUSIP Number:

566330 10 6

Page 5 of 10 Pages

CUSIP No. 566330 10 6

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filings is a:

Not applicable

Item 4.	Ownership:

Diane Marcus Gershowitz

(a)	Amount Beneficially Owned: 4,059,209

(b)	Percent of Class: 13.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 203,015

(ii)	shared power to vote or to direct the vote: 3,856,194

(iii)	sole power to dispose or to direct the disposition of: 203,015

(iv)	shared power to dispose or to direct the disposition of: 3,856,194

        Other than with respect to 50,005 shares of Common Stock (which Ms. Gershowitz has sole voting and dispositive power) and 350 shares of Common stock (which Ms. Gershowitz has shared voting and dispositive power), all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock.

        Ms. Gershowitz’s beneficial ownership consists of:

(i)	6,491 shares of Common Stock which Ms. Gershowitz has the right to acquire upon the exercise of stock options;

(ii)	43,514 shares of Common Stock held individually by Ms. Gershowitz;

(iii)	350 shares of Common Stock held by DG-LDJ Holdings, L.L.C., of which Ms. Gershowitz holds 99% of the membership units and 0.5% of the manager units;

(iv)	153,010 shares of Class B Common Stock held individually by Ms. Gershowitz;

Page 6 of 10 Pages

CUSIP No. 566330 10 6

(v)	2,832,148 shares of Class B Common Stock held by DG-LDJ Holdings, L.L.C., of which Ms. Gershowitz holds 99% of the membership units and 0.5% of the manager units;

(vi)	972,851 shares of Class B Common Stock held by trusts whereby Ms. Gershowitz serves as Trustee; and

(vii)	50,845 shares of Class B Common Stock held by the Ben and Celia Marcus Revocable Trust F/B/O Diane Marcus Gershowitz.

        The trusts and Ms. Gershowitz, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.

DG-LDJ Holdings, L.L.C.

(a)	Amount Beneficially Owned: 2,832,498

(b)	Percent of Class: 9.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,832,498

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,832,498

(iv)	shared power to dispose or to direct the disposition of: 0

DG 2008 Trust u/a August 14, 2008

(a)	Amount Beneficially Owned: 2,832,498

(b)	Percent of Class: 9.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,832,498

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,832,498

(iv)	shared power to dispose or to direct the disposition of: 0

Page 7 of 10 Pages

CUSIP No. 566330 10 6

Item 5.	Ownership of Five Percent of Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Agreement to file Schedule 13G jointly.

Page 8 of 10 Pages

CUSIP No. 566330 10 6

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2009

/s/ Diane Marcus Gershowitz
Diane Marcus Gershowitz

DG-LDJ HOLDINGS, L.L.C.

By:	/s/ Diane Marcus Gershowitz Diane Marcus Gershowitz Manager

DG 2008 TRUST U/A AUGUST 14, 2008
Manager

By:	/s/ Stephen W. Porter Stephen W. Porter, Trustee

Page 9 of 10 Pages

CUSIP No. 566330 10 6

EXHIBIT 1

AGREEMENT dated as of March 8, 2009 by and among Diane Marcus Gershowitz (“Ms. Gershowitz”), DG-LDJ Holdings, L.L.C (“DG-LDJ”) and DG 2008 Trust u/a dated August 14, 2008 (the “Trust”).

WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

Ms. Gershowitz, DG-LDJ and the Trust hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of The Marcus Corporation, and hereby further agree that said Statement shall be filed on behalf of Ms. Gershowitz, DG-LDJ and the Trust. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of The Marcus Corporation.

IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

/s/ Diane Marcus Gershowitz
Diane Marcus Gershowitz

DG-LDJ HOLDINGS, L.L.C.

By:	/s/ Diane Marcus Gershowitz Diane Marcus Gershowitz Manager

DG 2008 TRUST U/A AUGUST 14, 2008
Manager

By:	/s/ Stephen W. Porter Stephen W. Porter, Trustee

Page 10 of 10 Pages